UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
May 25, 2011
Commission File Number: 333-171863
STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
(Translation of registrant’s name into English)
Cumberland House, 9th Floor
One Victoria Street, Hamilton HM 11, Bermuda
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On May 25, 2011, Stratus Technologies Bermuda Holdings Ltd. (the “Company”) issued a press release announcing its financial results for the fourth quarter and fiscal year ended February 27, 2011. A copy of a prior press release, dated May 23, 2011, announcing details of the conference call regarding the financial results to be held on May 26, 2011 is attached as Exhibit 1 hereto. A copy of the press release dated May 25, 2011, announcing the financial results is attached as Exhibit 2 hereto.
The information furnished in this report on Form 6-K shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended.
Exhibits
The following exhibits are not filed but are furnished as described above.

Exhibit No.	Description

1	Press Release, dated May 23, 2011, issued by the Company.

2	Press Release, dated May 25, 2011, issued by the Company.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD. (Registrant)

Date: May 25, 2011	By:	/s/ Ernest Morrison
		Name:	Ernest Morrison
		Title:	Director